Exhibit 99.4
Notice to ASX/LSE

Block Listing Six Monthly Return

23 October 2020

All options to buy ordinary shares in Rio Tinto plc (Shares) awarded under the Rio Tinto plc Share Savings Plan have either been exercised or have lapsed. No further Shares will be allotted under the block listing associated with the Rio Tinto plc Share Savings Plan and the remaining balance of 730,181 Shares is cancelled.

In accordance with Listing Rule 3.5.6R, a final block listing return is set out below.

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Share Savings Plan
Period of return:	23 April 2020 to 22 October 2020
Balance of unallotted securities under scheme(s) from previous return:	730,181
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	730,181

All options to buy Shares awarded under the Rio Tinto plc Share Option Plan have either been exercised or have lapsed. No further Shares will be allotted under the block listing associated with the Rio Tinto plc Share Option Plan and the remaining balance of 946,979 Shares is cancelled.

In accordance with Listing Rule 3.5.6R, a final block listing return is set out below.

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Share Option Plan
Period of return:	23 April 2020 to 22 October 2020
Balance of unallotted securities under scheme(s) from previous return:	946,979
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	946,979

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Performance Share Plan
Period of return:	23 April 2020 to 22 October 2020
Balance of unallotted securities under scheme(s) from previous return:	358,183
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	358,183

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Global Employee Share Plan
Period of return:	23 April 2020 to 22 October 2020
Balance of unallotted securities under scheme(s) from previous return:	51,618
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	9,536
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	42,262

Name of contact:	Steve Allen
Telephone number of contact:	0207 781 2000

This announcement has been authorised for release to the market by Rio Tinto’s Group Company Secretary.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.